NS GROUP, INC.	March 31, 2006	Form 10-Q	Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(thousands of dollars)

	Three Months Ended
	3/31/2006	3/31/2005
Earnings
Pretax income (loss)	$55,663	$22,707

Interest expense	145	159
Interest portion of rent expense (a)	168	146

	$55,976	$23,012

Fixed Charges
Interest expense	$145	$159
Interest portion of rent expense (a)	168	146

	$313	$305

Ratio of Earnings to Fixed Charges	178.8	148.4

(a)	One-third of rent expense is the portion deemed representative of the interest factor.